HIGHLANDER CAPITAL GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **37169**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Highlander Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Millburn Avenue
(No. and Street)

Short Hills	**NJ**	**07078**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas MacWright **973-718-3510**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meisel, Tuteur, & Lewis, P.C.
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway	**Roseland**	**NJ**	**07068**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, **Douglas MacWright**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Highlander Capital Group, Inc.**, as of **December 31**, 20 **17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BRUCE C. ALTSCHULER
Notary Public of New Jersey
My Commission Expires March 23, 2019

Notary Public

Signature

President & CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHLANDER CAPITAL GROUP, INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

CONTENTS



Meisel,
Tuteur &
Lewis, P.C.

Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Highlander Capital Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Highlander Capital Group, Inc. as of December 31, 2017, and the related notes and schedules (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Highlander Capital Group, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Highlander Capital Group, Inc.'s management. Our responsibility is to express an opinion on Highlander Capital Group, Inc.'s consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Highlander Capital Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Highlander Capital Group, Inc.'s auditor since 2016.

Roseland, New Jersey
February 27, 2018

101 Eisenhower Parkway • Roseland, NJ 07068 • Phone: 973-228-4600 • Fax: 973-228-6551 • www.mtlcpa.com

HIGHLANDER CAPITAL GROUP INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	126,138
Receivables from clearing broker		41,655
Deposit with clearing broker		100,000
Prepaid expenses and other assets		11,149
Property and equipment, less accumulated depreciation & amortization of $290,504		40,707
Investment in affiliate, at fair value		45,539
TOTAL ASSETS	$	365,188

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	31,851
TOTAL LIABILITIES		31,851
Stockholders' equity		
Common stock - Class A voting, no par value, 1,000 shares authorized, 160 shares issued, 158 shares outstanding		1,600
Common stock - Class B nonvoting, no par value, 900 shares authorized, none issued or outstanding		-
Additional paid in capital		1,298,199
Accumulated deficit		(961,462)
Treasury stock, 2 shares at cost		(5,000)
TOTAL STOCKHOLDERS' EQUITY		333,337
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	365,188

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Highlander Capital Group, Inc. ("HCG Inc."), formerly FIA Capital Group, Inc., and subsidiary (collectively referred to as "the Company"), was incorporated in the state of New Jersey on July 9, 1968 and is effectively a 100% owned by its President both directly and through two related LLC's. HCG Inc. owns 100% of the member's capital of its only subsidiary Highlander Realty Advisors, LLC ("HRA LLC"), a limited liability company organized under the laws of the state of New Jersey on May 19, 2006. The Company has offices in Short Hills, New Jersey.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was granted registration as a broker dealer on April 22, 1987. The two primary sources of income are proprietary trading on the Company's behalf, and commissions earned from retail trading. The Company does not carry customer accounts and accordingly is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule) pursuant to provision K(2)(ii) of such rule.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of Highlander Capital Group, Inc. and its subsidiary Highlander Realty Advisors LLC. All significant intercompany transactions and balances have been eliminated.

Basis of Financial Statement Presentation
The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Management Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Subsequent events and transactions were evaluated through February 27, 2018, which is the date the consolidated financial statements were available to be issued. From January 1, 2018 through February 27, 2018, the Company made capital distributions totaling $123,800. There were no other subsequent events that require adjustments or disclosures in the consolidated financial statements as of December 31, 2017.

Revenue Recognition
Commission revenues, securities transactions, and related expenses are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

For purposes of presentation on both the balance sheet and statement of cash flows, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Following the acquisition of any long-lived asset, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining useful life of the long-lived asset may warrant revision or that the remaining balance of the long-lived asset may not be recoverable.

Clearing Arrangements

The Company has an agreement with RBC Correspondent Services ("RBC"), a division of RBC Capital Markets LLC, to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by RBC. RBC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission.

Receivables from the clearing broker include amounts due on proprietary unsettled cash and margin transactions and commissions earned. As of December 31, 2017, the Company had a clearing deposit with RBC in the amount of $100,000.

Fair Value of Other Assets and Liabilities

The carrying amounts reported on the statement of financial condition for cash, if any, approximate its fair value based on the short-term maturity and the daily pricing mechanisms for these instruments. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities are reported at their contractual amounts, which approximate fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation

The Company follows the guidance in the Fair Value Measurement and Disclosure topic of the FASB Accounting Standards Codification (ASC 820). Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation Techniques

Private Investment Companies – Investments in private investment companies include an investment in a fund managed by an affiliated entity. Investments in private investment companies are typically valued utilizing the net asset valuations provided by the underlying companies and/ or their administrators. The Company's management considers subscription and redemption rights, including any restrictions on the disposition of the interest in its determination of fair value. Investments in private investment companies are included in Level 3 of the fair value hierarchy.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better consolidated financial statement comparability among different entities.

Based on its analysis, management has determined that the Company has not incurred any liability for unrecognized tax benefits as of December 31, 2017. However, the Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof.

The Company has $381,000 of federal and $425,000 of state net operating losses available to reduce future federal and state income taxes. Future federal and state expected tax benefits aggregating approximately $95,000 from the application of the unused net operating losses have not been recognized due to the uncertainty of obtaining levels of sufficient taxable income based upon the Company's past experience. The U.S. Federal jurisdiction and New Jersey are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2013. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as interest expense and other expenses, respectively. No interest expense or penalties have been assessed for the years ended December 31, 2017.

Reclassifications

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year presentation

3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a discussion of the Company's policies.

The following table summarizes the levels in the ASC 820 fair value hierarchy into which the Company's investments are classified as of December 31, 2017:

	Total	Level 1	Level 2	Level 3
Investment in affiliated private investment company, at fair value	$ 45,539	$ -	$ -	$ 45,539

The following table summarizes the activity for the year ended December 31, 2017 for investments classified within Level 3. The classification of an investment within Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Beginning balance January 1, 2017	$ 62,768
Proceeds from return of capital on investment	(41,531)
Change in unrealized appreciation on investment	24,302
Ending balance December 31, 2017	$ 45,539
Change in unrealized appreciation on investment still held at December 31, 2017	$ 24,302

4. PROPERTY AND EQUIPMENT

Property and Equipment at December 31, 2017 consists of the following:

Computer equipment	$ 184,740
Furniture and fixtures	95,474
Leasehold improvements	50,997
	331,211
Less: accumulated depreciation and amortization	290,504
	$ 40,707

Total depreciation and amortization expense charged to operations amounted to $ 4,074 for the year ended December 31, 2017.

5. TREASURY STOCK

In December 2012, the Board of Directors authorized the Company to repurchase 2 shares of Class A - voting common stock from a minority stockholder for $5,000. The stock is held in treasury and recorded using the cost method.

6. TRANSACTIONS WITH RELATED PARTIES

The Company shares its office space as well as various administrative services with affiliates of the Company. In addition, the Company is also invested in an affiliated company through common ownership and management.

In February 2011, the Company relocated to Short Hills, NJ where it leases space on a month to month basis from GDJ Realty Holdings LLC which is 50% owned by the Company's president and 50% owned by other family members. During 2016, the monthly rent the Company pays was reduced from $4,400 to $2,200. For the year ended December 31, 2017, rent expense totaled $26,500 and is included in occupancy expenses on the consolidated statement of operations.

In December 2007, the Company and it subsidiary acquired a 30% interest in Highlander Futures Management LLC ("HFM LLC"), a New Jersey limited liability company, for an initial capital contribution of $15,000. Highlander Futures Management LLC is involved in equity and options investing. At December 31, 2017, the fair value of the Company's investment in HFM LLC amounted to $45,539 and is included in the investment in affiliate balance reported on the consolidated statement of financial condition. For the year ended December 31, 2017, the net change in unrealized appreciation on the Company's investment in affiliate amounted to $24,302 as reported in the consolidated statement of operations.

7. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $235,942 which was $230,942 in excess of its required net capital of $5,000. At December 31, 2017, the ratio of Aggregate Indebtedness to Net Capital was .1350 to 1 (or 13.50%).

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities. As of December 31, 2017 and during the year then ended, the Company did not have any subordinated borrowings.

8. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

As of December 31, 2017, the Company was undergoing a routine cycle regulatory examination by FINRA which commenced in March 2016. Subsequent to year-end on January 31, 2018, the Company received a letter from FINRA stating that the examination had been completed and that since no exceptions were identified, no further action is required.

9. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

10. RETIREMENT SAVING PLAN

The Company maintains a Section 401(k) plan (the "Plan") that covers all employees of the Company aged 21 who have completed at least 12 months service with at least 1,000 hours in each 12 month period. Annual contributions are subject to limitations under the Internal Revenue Code. Participants may elect to defer 2-15% of their annual compensation and the company matches 50% of elective deferrals up to 6% of eligible compensation. The employee contribution is fully vested at all times. Participants are vested in the Company contribution at the rate of 33.33% per year of service beginning after the first year and are 100% vested after the third year. For the year ended December 31, 2017, the Company's contribution amounted to $4,053.